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                     UNITED STATES                     OMB APPROVAL
          SECURITIES AND EXCHANGE COMMISSION           OMB Number:  3235-0058
                 Washington, DC  20549                 Expires:  March 31, 2006

                                                       Estimated Average burden
                      FORM 12b-25                      Hours per
                                                       Response 2.50

              NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                       CUSIP NUMBER

(Check one):      [ ]  Form 10-K   [ ]  Form 20-F   [ ]  Form 11-K
                  [X]  Form 10-Q   [ ]  Form N-SAR  [ ]  Form N-CSR


For Period Ended:  March 31, 2004
                  [ ]  Transition Report on Form 10-K
                  [ ]  Transition Report on Form 20-F
                  [ ]  Transition Report on Form 11-K
                  [ ]  Transition Report on Form 10-Q
                  [ ]  Transition Report on Form N-SAR

For the Transition Period Ended: _______________

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION


                            MILLENNIUM CHEMICALS INC.
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Full Name of Registrant

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Former Name if Applicable

                                 20 Wight Avenue
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Address of Principal Executive Office (Street and Number)

                           Hunt Valley, Maryland 21030
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City, State and Zip Code






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PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or potion thereof, could not be filed within the prescribed time period.

(Attach extra Sheets if Needed)

As announced in its press release dated May 5, 2004, which was furnished to the Securities and Exchange Commission in a Current Report on Form 8-K dated May 5, 2004, Millennium Chemicals Inc. (the "Company") is in the process of reviewing the potential accounting ramifications of adopting revised FASB Interpretation No. 46 (FIN 46), Consolidation of Variable Interest Entities. This has delayed the completion of the Company's financial statements for the fiscal quarter ended March 31, 2004. Accordingly, the Company needs additional time to file its first quarter 2004 Quarterly Report on Form 10-Q.

                    Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1344 (07-03)

PART IV - OTHER INFORMATION

(1) Name and telephone number or person to contact in regard to this notification.

     C. William Carmean             410                       229-8170
     ------------------             ---                       --------
           (Name)               (Area Code)               (Telephone Number)






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(2)  Have all other periodic reports required under Section 13 or 15(d) of the
     Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the proceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [X] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company has not yet completed the preparation of its financial statements for the fiscal quarter ended March 31, 2004. Accordingly, the Company is unable to provide at this time reasonable estimates of any changes in its results of operations from the first quarter of 2003 to the first quarter 2004.

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                            MILLENNIUM CHEMICALS INC.
                            -------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereto duly authorized.


Date:  May 10, 2004                         By:  /s/ C. William Carmean
                                                 ----------------------
                                                     C. William Carmean

INSTRUCTION: the form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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                                    ATTENTION
                  INTENTIONAL MISSTATEMENT OR OMISSIONS OF FACT
          CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).
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                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities and Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The






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     information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (`SS'232.201 or `SS'232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (`SS'232.13(b) of this chapter).